Exhibit 4

OI S.A. Items 12.5 to 12.10 of the Reference Form

Candidate appointed to the Fiscal Council

12.5 Registration data and professional experience:

Name	Date of Birth	Age	Profession
Cristiane do Amaral Mendonça	07/10/1980	40	Accountant
CPF or Passport (PAS)	Elective Position Appointed	Date of Election	Investiture Date
088.727.147-29	Fiscal Council	AGM 2021	To be defined
Term of Office	Other Positions held in the Company		Indication if Elected by the Controller
AGM 2022	Does not apply		No
Indication if you are an Independent Member			Number of Consecutive Offices
Yes			0
Professional Experience

Degree in Accounting from Faculdade Presbiteriana Mackenzie and Post-graduate degree in Auditing, Controllership and Finance from Fundação Getulio Vargas (FGV)

Eternit SA (March / 2017 to April / 2020) - Tax Advisor - Understanding the company's business, issuing opinions, recommendations, drafting opinions, auditing accounts and management activities, as well as receiving of complaints. The verification of compliance with legal and statutory obligations by management, knowledge of budget proposals, provide opinions on the use and commitment of company resources, including, without limitation, the maintenance of working capital, in order to maintain the company's financial health and future profits and dividends. Primary focus is the management of administrators, complemented by knowledge of the business, its execution (budget, performance, etc.), business risks and fraud (with a structure for managing risks and opportunities) and a structure of internal controls.

VIC DTVM SA (May / 2016 to present) - Compliance, my activities are fraud prevention, information security, business continuity plans, compliance with tax and management accounting policies, risk and people management, attention to internal audits and external monitoring of the areas of internal audit, internal controls, operations and Risk. Assistance to the regulatory entities (CVM, Central Bank of Brazil, BSM) and monitoring of the validation of internal processes.

BKR-LoQes Machado Audit Jan / 2014 to 2016)

Senior Auditor, where my duties were to carry out audit tests, inventory procedures, internal controls, validation of equity accounts through accounting review, compliance with international standards (IFRS), compliance; voucher tests, confirmations, verification of commercial, tax and auxiliary books of the institution, examination of records to verify that such records are supported by the underlying documents; investigate the accounting and financial operations carried out, verifying checks, receipts, invoices and other documents, to prove their accuracy.

You can carry out specific audits to determine possible accounting irregularities in the institution. Preparation of Recommendation Reports (REC), analysis of explanatory notes and validation of such notes for issuing the final opinion. Auditing experience in large companies in the industrial, financial and agribusiness sectors.

Declaration of Possible Convictions

Cristiane do Amaral Mendonça has no criminal conviction, no conviction in a CVM (Brazilian Exchange Commission) administrative proceeding, nor any unappealable conviction, in the judicial or administrative scope, that has suspended or disqualified the practice of professional or commercial activity.

12.6 Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after taking office:

Not applicable.

12.7 Information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are statutory:

She does not participate in any Company committee.

12.8 Information on acting as a member of statutory committees, as well as audit, risk, financial and compensation committees:

She does not participate in any Company committee.

12.9. Information on the existence of a marital relationship, Common law marriage or kinship up to the third degree between:

a. Company’s officers

b (i) Company’s officers and (ii) officers of direct or indirect subsidiaries of the Company

c (i) officers of the Company or its direct or indirect subsidiaries and (ii) Company’s direct or indirect controllers

d (i) Company’s officers and (ii) officers of the direct and indirect controlling companies of the Company

There is no kinship between the Fiscal Committee and any of the aforementioned persons.

12.10. Information on the relationship of subordination, service or control maintained, in the last 3 fiscal years, between the officers of the Company a company controlled, directly or indirectly, by the Company

No.

b direct or indirect Company controller

No.

c if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling persons or subsidiaries of any of these persons

No

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Cristiane do Amaral Mendonça